EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

February 11, 2011

VIA EDGAR AND TELECOPY – (202) 772-9206

Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	China VantagePoint Acquisition Company (the "Company") Registration Statement on Form S-1 originally filed October 19, 2010 (File No. 333-170006) ( the "Registration Statement")

Dear Mr. Spirgel:

In connection with the Registration Statement on Form S-1 of China VantagePoint Acquisition Company, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Monday, February 14, 2011 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:  /s/ Steven Levine
Name: Steven Levine
Title: Managing Director